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                             April 13, 2023

       Albert Weber
       Chief Financial Officer
       OpGen, Inc.
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OpGen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 7, 2023
                                                            File No. 333-271190

       Dear Albert Weber:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 7, 2023

       Cover Page

   1. We note your statement that "[t]here is no arrangement for funds to be received in escrow, trust or similar
arrangement." Please revise your disclosure to describe the effect on investors as a result
of not having made any such arrangements. Please refer to Item
                                                        501(b)(8)(iii) of
Regulation S-K.
       Exhibit Index, page II-4

   2. We note that you intend to name a placement agent for the offering. Once known, please identify the name of
the placement agent in a subsequent amendment. Additionally, it does not appear that
your exhibit index currently includes a placeholder for a Placement
                                                        Agent Agreement. Please
update your exhibit index to include your Placement Agent
 Albert Weber
OpGen, Inc.
April 13, 2023
Page 2
      Agreement, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257
with any other questions.



                                                           Sincerely,

FirstName LastNameAlbert Weber                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameOpGen, Inc.
                                                           Services
April 13, 2023 Page 2
cc:       Peter Jaslow, Esq.
FirstName LastName